SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-4

Telvent Traffic North America Seventh Amendment to Credit Agreement with LaSalle Bank National Association
     On April 28, 2008, our subsidiary Telvent Traffic North America Inc. entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to extend the termination date until April 30, 2009. The credit agreement is described in our Form 20-F filed March 10, 2008.
     A copy of the seventh amendment to the credit agreement is furnished hereto as Exhibit 4.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 2, 2008

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4	Seventh Amendment to Credit Agreement, dated April 28, 2008, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc.